Filed pursuant to Rule 253(g)(2)

File No. 024-12151

SUPPLEMENT NO. 1

dated May 10, 2023

to

FORM 1-A

REGISTRATION STATEMENT

dated May 1, 2023

Oconee Financial Corporation

41 N. Main Street

Watkinsville, Georgia 30677

(706) 769-6611

This Supplement No. 1, dated May 10, 2023 (this “Supplement”), supplements the Offering Circular of Oconee Financial Corporation (the “Company”) dated May 1, 2023, which is part of the Company’s offering statement on Form 1-A (File No. 024-12151) that was qualified by the Securities and Exchange Commission on May 9, 2023 (as may be further amended and supplemented, the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). To the extent any information disclosed in this Supplement is inconsistent with the Offering Circular, the information disclosed herein shall be deemed to update and supersede such information in the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meanings as set forth in the Offering Circular.

Purpose of Supplement

Amendment No. 3 to the Offering Circular was filed in anticipation of receiving qualification on May 5, 2023. Certain information set forth therein was dependent on the date of qualification, including the offering commencement and termination dates, offering price per share to the public and number of shares of Oconee Common Stock offered for sale in the offering. This Supplement is being filed to correct such information, in addition to other substantive errors and omissions.

I.	Price per Share of Common Stock Sold in the Offering

The Oconee Common Stock for sale in this Offering is offered at a price equal to 85% of the average daily closing price rounded to the nearest cent (with any amount equal to or greater than $0.005 rounded to the next higher $0.01), of Oconee Common Stock on the OTCQX market for the consecutive period of thirty (30) full trading days ending on and including the trading day immediately preceding the date of this Offering Circular; provided, however, if such price is less than $33.50, then the Oconee Market Price shall be $33.50, and if such price is greater than $41.00, then the Oconee Market Price shall be $41.00. The average daily closing price of Oconee Common Stock was slightly higher for the thirty (30) full trading days prior to May 9, 2023 (the actual date of qualification) than for the thirty (30) full trading days prior to May 5, 2023 (the estimated qualification date reflected in Amendment No. 3 to the Offering Circular), resulting in a $0.01 increase in the price per share. All references to the previous price per share of $28.93 throughout the Offering Circular shall be deemed amended and replaced with the correct offering price per share of $28.94.

II.	Number of Shares of Common Stock Offered for Sale

The number of shares of Oconee Common Stock being offered is based on the Appraised Value of Elberton. Pursuant to the regulatory conversion guidelines, the 15% valuation range indicates a minimum value of $3,187,500 and a maximum value of $4,312,500, with a midpoint of $3,750,000, for Elberton as of October 28, 2022. The range of shares being offered is determined by dividing the Appraised Value by the price per share of Oconee Common Stock for sale in the Offering. Because the price per share of Oconee Common Stock increased, the number of shares being offered must be revised accordingly.

Amendment No. 3 to the Offering Circular identifies the minimum, midpoint and maximum number of shares of Oconee Common Stock being offered for sale as 110,180, 129,623 and 149,066, respectively. All references to such numbers in the Offering Circular shall be deemed replaced by 110,142, 129,578 and 149,015, respectively. Likewise, any changes to the number of shares of Oconee Common Stock outstanding following consummation of the Offering (and assuming the maximum number of shares are sold) shall be deemed decreased from 1,045,563 to 1,045,512.

The pro forma condensed combined financial information in the Offering Circular assumes subscriptions equal to the midpoint of the Appraised Value of Elberton. Although the Appraised Value has not changed, the increased price per share of Oconee Common Stock offered in the Offering results in a decrease in the corresponding number of shares. As a result, the second paragraph on page 13 of the Offering Circular is hereby amended and replaced in its entirety to read as follows:

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Oconee and Elberton, as an acquisition by the Bank using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Elberton will be recorded by Oconee at their respective fair values as of the date the Merger Conversion is completed. In addition, the unaudited pro forma condensed combined financial information includes the effect of Oconee’s sale of 129,578 shares of stock. Certain reclassifications have been made to the historical financial statements of Elberton to conform to the presentation in Oconee’s financial statements.

III.	Pro Forma Ownership Dilution Analysis

As a result of the changes set forth in Sections I and II of this Supplement, the Pro Forma Ownership Dilution Analysis table on page 32 of the Offering Circular is amended and replaced in its entirety as follows:

	Appraisal Valuation and Regulatory Range
	Minimum	Midpoint	Maximum
Current Oconee Common Shares Outstanding	896,497	896,497	896,497
Elberton Offering Amount ($)(1)	$3,187,500	$3,750,000	$4,312,500
30 Day Value of Oconee Stock	$34.05	$34.05	$34.05
Purchase Discount	15.00%	15.00%	15.00%
Purchase Price/Share (2)	$28.94	$28.94	$28.94
100% Participation by Elberton Members (3)
# of Oconee Shares Purchased by Elberton Members	110,142	129,578	149,015
Pro Forma Number of Oconee Shares Outstanding	1,006,639	1,026,075	1,045,512
Pro Forma Ownership Percentages
Original Oconee Shareholders	89.06%	87.37%	85.75%
New Shareholders from Elberton	10.94%	12.63%	14.25%
50% Participation by Elberton Members (4)
# of Oconee Shares Purchased by Elberton Members at $28.94/Share	55,071	64,789	74,508
# of Oconee Shares Purchased by Oconee Shareholders at $28.94/Share	55,071	64,789	74,507
Pro Forma Number of Oconee Shares Outstanding	1,006,639	1,026,075	1,045,512
Pro Forma Ownership Percentages
Original Oconee Shareholders	94.53%	93.69%	92.87%
New Shareholders from Elberton	5.47%	6.31%	7.13%

(1)	Midpoint Value based on independent appraisal filed with the application.
(2)	Equal to the purchase price per share for all purchasers.
(3)	Assumes members of Elberton purchase 100% of the Oconee shares in the offering.
(4)	Assumes Elberton’s members and Oconee’s shareholders each subscribe for 50% of the shares sold in the Offering.

IV.	Minimum Investment

Pursuant to 12 C.F.R. § 192.385(c), the minimum number of shares for which a person may subscribe in a mutual-to-stock conversion “must equal the lesser of the number of shares obtained by a $500 subscription or 25 shares.” Due to the $0.01 increase in the price per share of Oconee Common Stock for sale in the Offering, the minimum number of shares remained the same at 17, however, the minimum subscription dollar amount increased slightly from $491.81 to $491.98. All references to the previous minimum subscription dollar amount in the Offering Circular shall be deemed amended accordingly.

V.	Subscriptions by Directors and Executive Officers

Each of Oconee’s Directors and Executive Officers provided an indication of their proposed purchase of Oconee Common Stock in the Offering. Because their indications were provided as dollar amounts, the slight increase in the price per share results in a decreased number of shares expected to be acquired. To reflect this change, the table set forth on page 81 of the Offering Circular is amended and replaced in its entirety to read as follows:

	Number of Shares of Oconee Common Stock Held	Proposed Purchases of Stock in the Offering		Total Common Stock to be Held at Minimum of Offering Range
Name of Beneficial Owner		Number of Shares (1)	Amount	Number of Shares	Percentage of Shares Outstanding (2)
T. Neil Stevens	2,180	1,727	$50,000.00	3,907	0.37%
James R. McLemore	158	1,727	$50,000.00	1,885	0.18%
Philip A. Bernardi	—	3,455	$100,000.00	3,455	0.33%
Tom Wilson	100	950	$27,500.00	1,050	0.10%
Selena B. Ruth	—	345	$10,000.00	345	0.03%
Cristi Donahue	22	431	$12,500.00	453	0.04%
John A. Davis	—	691	$20,000.00	691	0.07%
Virginia Wells McGeary	132,135	3,455	$100,000.00	135,590	12.97%
J. Albert Hale, Sr.	2,300	863	$25,000.00	3,163	0.30%
G. Robert Bishop	9,980	587	$17,000.00	10,567	1.01%
Brian J. Brodrick	69,623	1,727	$50,000.00	71,350	6.82%
Holly H. Stephenson	71,140	1,796	$52,000.00	72,936	6.98%
Jonathan R. Murrow	698	345	$10,000.00	1,043	0.10%
Laura Whitaker	10	34	$1,000.00	44	*
Toby W. Smith	250	518	$15,000.00	768	0.07%
Tony Powell	6,165	3,455	$100,000.00	9,620	0.92%

Total	294,761	22,106	$640,000.00	316,867	30.30%

(1)	Rounded down to the nearest whole share, based on the total subscription amount
(2)	Based on maximum number of shares sold in Offering
*	Less than 0.01%

VI.	Per Share Proceeds to Issuer

Because the per share price of Oconee Common Stock being offered increased slightly, the per share “Proceeds to Issuer” set forth in the table on the cover page of the Offering Circular shall be deemed increased from $23.50 to $23.51.

VII.	Dates of Commencement and Termination/Expiration of Offering and Other Relevant Dates

The date of the Offering Circular shall be deemed updated from May 5, 2023, to the date of qualification, May 9, 2023.

Amendment No. 3 to the Offering Circular indicated that the Offering would commence on May 8, 2023 and expire on June 20, 2023. Such references throughout the Offering Circular shall be deemed amended to May 11, 2023 and June 23, 2023, respectively. For the avoidance of doubt, the final paragraph on the back cover of the Offering Circular shall be amended and replaced in its entirety to read as follows:

Until June 23, 2023, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver an Offering Circular. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

As a result of the later date of qualification than initially anticipated, the OCC’s approval was delayed. The final paragraph of page 38 is therefore amended and replaced in its entirety as follows:

On May 9, 2023, the OCC approved mailing of this offering circular and related materials, and conditioned final approval of the Merger Conversion upon the receipt of certain additional materials. Applications for the Merger Conversion with the FDIC, the GDBF and the Federal Reserve are pending. Oconee anticipates effecting the Merger Conversion as soon as practicable after all conditions to the Merger Conversion have been satisfied or waived.

The Offering Circular identifies May 4, 2023 as the most recent date through which certain data could be verified. Such references to May 4, 2023 shall be deemed amended to May 8, 2023.

VIII.	Statement to Avoid Confusion with Similarly Named Financial Institutions

In order to avoid confusion with any similarly named financial institutions, the sentence “Oconee is not affiliated with Oconee Federal Financial Corp.” shall be inserted in bold (a) beneath the title “Oconee Financial Corporation” on the cover of the Offering Circular and (b) at the end of the third paragraph of the Summary section on page 2 of the Offering Circular.

IX.	Correct Number and Locations of Bank Branches

Amendment No. 3 incorrectly identifies the Bank as having a branch in Lawrenceville, Georgia, omits references to branches in Duluth and Macon, Georgia and errantly references four (rather than five) branches of the Bank. Certain paragraphs of the Offering Statement are hereby deleted and replaced in their entirety as follows:

Paragraph 2 (First Full Paragraph) of Page 3

Oconee State Bank is a leading financial institution with a vision to be essential to the lives, businesses and communities we serve. With more than 60 years of service in the banking industry, we continuously strive to create remarkable experiences that significantly mark the lives of others. We are proud to provide an unparalleled commitment to personalized service, innovative products and solutions, and to bringing exceptional value to our customers through local ownership, involvement and decision-making. We currently operate from five full-service branches located in Watkinsville, Bogart, Duluth, Macon and Athens. The Bank is chartered by the Georgia Department of Banking and Finance, and its deposits are insured by the Federal Deposit Insurance Corporation up to applicable legal limits. The Bank is regulated by both the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation.

Last Paragraph, Page 3

Our lending strategic focus is on commercial customers, especially owner and non-owner occupied commercial real estate borrowers. In 2016, the Bank adopted a strategy to deploy excess funds, as the Bank’s loan to deposit ratio at the end of 2016 was 48%. The legacy Oconee County market has traditionally provided strong core deposits in excess of the loans the Bank could originate in Oconee County. In 2017, the Bank opened loan production offices in Athens (Clarke County), Georgia and in Lawrenceville (Gwinnett County), Georgia; however, the Lawrenceville location was moved to Duluth (Gwinnett County) in October 2021. In May 2022, the Bank announced its expansion into the Macon (Bibb County), Georgia market. As of December 31, 2022, the Bank’s loan to deposit ratio was 61% and the combined outstanding loans of these three new markets was $180 million ($108 million Athens, $62 million in Gwinnett County and $10 million in Bibb County).

Paragraph 5, Page 50

Oconee State Bank is a state-chartered bank headquartered in Watkinsville, Georgia. The Bank was established on February 1, 1960. The Bank operates five full-service banking offices and one limited-service banking office. The Bank’s main office is located at 35 North Main Street, Watkinsville, Georgia 30677.

First Paragraph and Numbered Subparagraphs, Page 52

The Bank operates five full-service financial centers and one support services space. As of December 31, 2022, we entered into a new lease for a location in the Macon-Bibb County, Georgia market that opened in April 2023. A list of our locations is as follows:

1.	Main Office – established February 1, 1960

35 North Main Street

Watkinsville, Georgia 30677

2.	Bogart Branch – established November 28, 1983

2441 Monroe Highway

Bogart, Georgia 30622

3.	Gwinnett Financial Center Branch (leased) – established September 4, 2018

2055 Sugarloaf Circle, Suite 50

Duluth, Georgia 30097

4.	Athens Financial Center Branch (leased) – established March 1, 2021

One Press Place

Athens, Georgia 30601

5.	Macon Financial Center Branch (leased) – established April 10, 2023

305 Third Street

Macon, GA 31201

6.	Corporate Headquarters – established May 17, 2021

41 North Main Street

Watkinsville, Georgia 30677

X.	Anticipated Merger Conversion Timeline

Amendment No. 3 to the Offering Circular predicted that the Merger Conversion was expected to be consummated in the second quarter of 2023; however, at this time, Oconee believes the Merger Conversion is more likely to be consummated in the third quarter of 2023. The subsection titled “Effective Time” on page 46 is amended and replaced in its entirety as follows:

The Merger Conversion will be consummated if Oconee, the Bank and Elberton obtain all required regulatory approvals, non-objections or consents, and all other conditions to the Merger Conversion are either satisfied or waived. The Merger Conversion will become effective upon the filing of a certificate of merger with the GDBF. Oconee and Elberton both have the right to terminate the Merger Agreement if the Merger Conversion is not completed by August 31, 2023. However, the parties may agree to extend this deadline if Oconee, the Bank and Elberton reasonably believe that, through no fault of any party, the Merger Conversion cannot be completed within that time period. The parties expect to complete the Merger Conversion in the third quarter of 2023, although delays may occur.

XI.	Anticipated Merger Conversion Timeline

The Summary Recent Developments section on page 8 of Amendment No. 3 to the Offering Circular errantly omits any reference to Elberton and shall be amended and replaced in its entirety as follows:

As of March 31, 2023, we had total assets of approximately $526.1 million, total deposits of approximately $466.2 million, total loans of approximately $303.1 million and shareholders’ equity of approximately $31.4 million. See “Management Discussion and Analysis” below for further discussion relating to the recent developments for Oconee and Elberton.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused Supplement no. 1 to the Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watkinsville, State of Georgia, on May 10, 2023.

OCONEE FINANCIAL CORPORATION, a Georgia corporation and registered bank holding company

By:	/s/ T. Neil Stevens
T. NEIL STEVENS, President, Chief Executive Officer and Director

This Supplement no. 1 to the Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ James R. McLemore	May 10, 2023
JAMES R. McLEMORE, Executive Vice President and Chief Financial Officer	Date

/s/ G. Robert Bishop	May 10, 2023
G. ROBERT BISHOP, Director	Date

/s/ Brian J. Brodrick	May 10, 2023
BRIAN J. BRODRICK, Director	Date

/s/ J. Albert Hale, Sr.	May 10, 2023
J. ALBERT HALE, SR., Director	Date

/s/ Virginia Wells McGeary	May 10, 2023
VIRGINIA WELLS McGEARY, Director	Date

/s/ Jonathan R. Murrow	May 10, 2023
JONATHAN R. MURROW, Director	Date

/s/ Tony L. Powell	May 10, 2023
TONY L. POWELL, Director	Date

/s/ Toby Smith	May 10, 2023
TOBY SMITH, Director	Date

/s/ Holly H. Stephenson	May 10, 2023
HOLLY H. STEPHENSON, Director	Date

Signature Page to Supplement No. 1 to Form 1-A

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Agreement with Performance Trust Capital Partners

1.2	Form of Agency Agreement

2.1*	Articles of Incorporation of Oconee Financial Corporation

2.2*	Bylaws of Oconee Financial Corporation

4.1*	Stock Order Form

4.2	Marketing Materials

6.1*	Oconee Financial Corporation 2021 Equity Incentive Plan

6.2*	Employment Agreement by and between Oconee State Bank and Daniel Graves to be effective as of the Closing of the Merger Conversion

7.1*	Amended and Restated Agreement and Plan of Merger Conversion dated as of December 15, 2022, by and among Oconee Financial Corporation, Oconee State Bank and Elberton Federal Savings & Loan Association

7.2*	Amended and Restated Plan of Merger Conversion dated as of June 1, 2021.

11.1*	Consent of RP Financial, LC

11.2*	Consent of Alston & Bird LLP

11.3*	Consent of Wipfli LLP

11.4*	Consent of Mauldin & Jenkins, LLC

12.1*	Opinion of Alston & Bird LLP

99.1*	Elberton Appraisal

*	Previously filed